cm 3/23 [redacted]

SECURIT 04003118 MISSION

AM 3.25.2004

ANNUAL AUDITED REPORT
FORM X-17a-5
PART III

SEC FILE NUMBER

8-51684

SEC MAIL PROCESSING RECEIVED MAR 01 2004 WASH. D.C. 153 SECTION

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Frost Securities, Inc.

OFFICE USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2727 North Harwood Suite 1000
(No. and Street)

Dallas (City) Texas (State) 75201 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Patrick Muras 210-220-5880 (Area Code – Telephone No.)

B. ACCOUNT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – *if individual, state last, first, middle name*)

1900 Frost Bank Tower (Address) San Antonio (City) Texas (State) 78205 (Zip Code)

CHECK ONE:

- ☒ Independent Auditor
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED MAR 29 2004 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

[redacted]

OATH OR AFFIRMATION

I, Patrick Muras, affirm that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Frost Securities, Inc. (the Company), as of December 31, 2003, are true and correct. I further affirm that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

LETITIA DIETES
NOTARY PUBLIC
State of Texas
Comm. Exp. 06-30-2007

Letitia Dietes
Notary Public

Patrick J. M
Signature

Chief Financial Officer
Title

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income.
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (I) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A or Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent auditor's report on internal accounting control.
- ☐ (p) Schedule of segregation requirements and funds in segregation – customers' regulated commodity futures account pursuant to Rule 171-5

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

[redacted]

Frost Securities, Inc.

Financial Statements
and Supplemental Schedules

Year Ended December 31, 2003

Contents

[redacted]

Frost Securities, Inc.

Statement of Financial Condition

December 31, 2003

Assets	
Cash and cash equivalents	$ 1,919,064
Receivable from National Association of Securities Dealers	9,628
Premises and equipment, net of accumulated depreciation of $334,965	336,863
Investment in limited partnership	199,003
Investment in private placement of common stock	65,000
Deferred taxes	14,146
Prepaids and other assets	78,920
Total assets	$ 2,622,624
Liabilities and Stockholder's Equity	
Liabilities:	
Accrued payroll and incentives	$ 257,785
Other accrued expenses	208,282
Reserves for employee benefit plans	66,348
Accounts payable to parent company related to federal income taxes	165,499
Total liabilities	697,914
Stockholder's equity:	
Common stock, par value $0.01 per share; 100 shares authorized, issued and outstanding	1
Additional paid-in capital	18,185,012
Retained earnings (deficit)	(16,260,303)
Total stockholder's equity	1,924,710
Total liabilities and stockholder's equity	$ 2,622,624

See accompanying notes.